UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 8, 2018

(Date of earliest event reported)

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

65 Church Street, Second Floor

New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1.      Fundamental Changes

Item 8.	Certain Unregistered Sales of Equity Securities

As previously disclosed on a Current Report on Form 1-U filed on March 15, 2018 with the U.S. Securities and Exchange Commission (the “SEC”), on March 12, 2018, DatChat, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger”) with Spherix, Inc. (“Spherix”), as amended on May 3, 2018 (the “Merger Agreement”). After further negotiations, the Company has determined not to pursue the Merger with Spherix, and on August 8, 2018, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Spherix pursuant to which the Company and Spherix agreed to terminate the Merger and each of the parties to the Merger Agreement agreed to release and discharge and hold harmless each of the other parties with respect to the transaction contemplated by the Merger Agreement (the “Termination”).

In addition to the Termination, under the Securities Purchase Agreement, Spherix agreed to make a $1,000,000 strategic investment in the Company which consisted of (a) a cash payment of $500,000, (b) the forgiveness of prior advances made to the Company by Spherix, and (c) an obligation of Spherix to pay certain specific future compensation expenses of the Company (with such amounts in (b) and (c) above not to exceed a maximum of $500,000 in the aggregate); in exchange for $1,000,000 of restricted shares of the Company’s common stock which is equal to 3.6% of the issued and outstanding common stock of the Company.

Pursuant to the Securities Purchase Agreement, the Company agreed to certain covenants in the event that the Company completes (each, a “Going Public Event”) (i) a public offering of its securities pursuant to an effective registration statement or (ii) a merger, consolidation, transfer or share exchange transaction pursuant to which the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and until the time that Spherix holds no shares of common stock of the Company, the Company agreed to certain covenants, including covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company pursuant to the Exchange Act, provided that, if after becoming subject to the Exchange Act, the Company is thereafter no longer required to file reports pursuant to the Exchange Act, it will, for as long as Spherix owns shares common stock of the Company, prepare and furnish to the Company and make publicly available in accordance with Rule 144(c) such information as is required for the Company to sell such shares, including without limitation, under Rule 144. Additionally, under the Securities Purchase Agreement, the Company further agreed that it will take such further action as Spherix may reasonably request, to the extent required from time to time, to enable Spherix to sell its shares of common stock of the Company without registration under the Securities Act of 1933, as amended, including, without limitation, within the requirements of the exemption provided by Rule 144.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
6.1	Securities Purchase Agreement, dated August 8, 2018, by and between DatChat, Inc. and Spherix, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2018	DATCHAT, INC.

	By:	/s/ Darrin Myman
Chief Executive Officer, Chief Financial Officer, and Director

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